Exhibit 99.4

TOTAL

2, place Jean Millier

La Défense 6

92400 Courbevoie, France

Tel.: + 33 (0) 1 47 44 46 99

Fax: + 33 (0) 1 47 44 68 21

Isabelle Desmet

Tel.: + 33 (0) 1 47 44 37 76

Victoria Chanial

Tel.: + 33 (0) 1 47 44 35 86

Laetitia Maccioni

Tel.: + 33 (0) 1 47 44 71 49

Evgeniya Mazalova

Tel.: + 33 (0) 1 47 44 57 00

Paul Naveau

Tel.: + 33 (0) 1 41 35 22 44

Anthea Pitt

Tel.: + 44 207 719 79 24

Damien Steffan

Tel.: + 33 (0) 1 41 35 32 24

Quentin Vivant

Tel.: + 33 (0) 1 41 35 37 44

Anastasia Zhivulina

Tel.: + 44 207 719 79 21

TOTAL S.A.

Share capital: €6,035,891,002.50

Registered in Nanterre: RCS 542 051 180

total.com

Total Launches a “Plant 4.0” Corporate Incubator

Paris, December 18, 2015 - Total is launching a “Plant 4.0” corporate incubator to support deployment of digital technologies in its industrial activities.

Digital innovations — sensors, automation, big data, the Internet of Things (IoT) and cloud computing, to name just a few — optimize the design, operation and organization of a “Plant 4.0”. The resulting transformations drive operational performance, enhance safety, increase the reliability of industrial units and boost the operational excellence of industrial assets.

This open innovation initiative aims to identify and attract the most groundbreaking Industry 4.0 start-ups from around the world, and allow them to test their technology, products or services in Total’s own operations.

The shortlisted candidates will be presented between March and April 2016 to a panel of managers and experts from Total and its partner Impulse Labs, a specialist in accelerating the growth and success of energy and manufacturing start-ups. The start-ups selected will be incubated for a period of six months in France and the United States1 at Impulse Labs. This call for international projects focuses on two areas:

Asset Optimization	Augmented Operator[2]

• Asset integrity and safety	• Operation safety and reliability

• Real-time monitoring and optimization	• Collaborative processes

• Industrial data analytics and predictive modeling	• Augmented interface for simulation, assistance and training

• Energy efficiency	• Working conditions, corporate wellness and productivity

• Cybersecurity	• Automation-based assistance

TOTAL

2, place Jean Millier

La Défense 6

92400 Courbevoie, France

Tel.: + 33 (0) 1 47 44 46 99

Fax: + 33 (0) 1 47 44 68 21

Isabelle Desmet

Tel.: + 33 (0) 1 47 44 37 76

Victoria Chanial

Tel.: + 33 (0) 1 47 44 35 86

Laetitia Maccioni

Tel.: + 33 (0) 1 47 44 71 49

Evgeniya Mazalova

Tel.: + 33 (0) 1 47 44 57 00

Paul Naveau

Tel.: + 33 (0) 1 41 35 22 44

Anthea Pitt

Tel.: + 44 207 719 79 24

Damien Steffan

Tel.: + 33 (0) 1 41 35 32 24

Quentin Vivant

Tel.: + 33 (0) 1 41 35 37 44

Anastasia Zhivulina

Tel.: + 44 207 719 79 21

TOTAL S.A.

Share capital: €6,035,891,002.50

Registered in Nanterre: RCS 542 051 180

total.com

The businesses will benefit from joining other start-ups accelerated by Impulse Labs, be able to take advantage of the expertise of both Impulse Labs and Total, and receive incubation-related financing. They will be able to work on concrete applications and, if the project advances well enough, proof of concept at Total.

The incubator adds to Total’s other in-house and external open innovation initiatives. The Group is also planning a preferential contract between the start-ups and Total Energy Ventures, Total’s venture capital arm, and Total Développement Régional, the organization that provides financial and other support to small businesses.

To Participate:

•	Register at www.startup-incubator.total.com.

•	Closing date for submissions: February 22, 2016.

[1]	Start-ups that are already part of a business incubator are eligible and may remain with their current incubator.

[2]	Augmented operators are assisted by digital innovations such as mobility tools, wearables and augmented reality to improve their safety and efficiency.

* * * * *

About Total

Total is a global integrated energy producer and provider, a leading international oil and gas company, and the world’s second-ranked solar energy operator with SunPower. Our 100,000 employees are committed to better energy that is safer, cleaner, more efficient, more innovative and accessible to as many people as possible. As a responsible corporate citizen, we focus on ensuring that our operations in more than 130 countries worldwide consistently deliver economic, social and environmental benefits. total.com

Cautionary Note

This news release is provided for information purposes only and does not constitute an offer to purchase securities. This news release and any other document relating to payment of dividends in shares may only be published outside of France in conformity with applicable local laws and regulations and shall not constitute an offer for securities in jurisdictions where such an offer would violate applicable local law. The option to receive the second quarter 2015 interim dividend in shares is not open to shareholders residing in any jurisdiction where such option would give rise to a registration requirement or require the granting of any authorization from local securities regulators; shareholders residing outside of France are required to inform themselves of any restrictions which may apply under their local law and comply with such restrictions. Shareholders must inform themselves of the conditions and consequences of the exercise of such option, which may be applicable under local law. In making their decision to receive the dividend in shares, shareholders must consider the risks associated with an investment in shares.